Exhibit 1

ASX Announcement Level 18, 275 Kent Street Sydney, NSW, 2000 20 MARCH 2020 Westpac announces interest rate cuts and financial support for small business and consumers Westpac has announced extensive support measures to help consumers and businesses impacted by the outbreak of COVID-19 in Australia. Westpac Group’s Acting CEO, Peter King said: “We are determined to assist customers through this extraordinary period. “This is a once in a lifetime event and a united response by government, regulators and corporate Australia is exactly what we need.” To provide further financial support for home lending, savings and small business customers, Westpac will introduce the following changes: • To support the cashflow needs of our small business customers, overdrafts will be reduced by 200 basis points for new and existing customers, effective Monday 6 April 2020. 100 basis point reduction to variable interest rates on small business cash-based loans, effective Monday 6 April 2020. A 2.29% p.a. fixed rate home loan for one, two and three years for owner occupied customers on principal and interest repayments with a Premier Advantage Package, effective Friday 27 March. Special 12-month term deposit of 1.7% p.a. to provide customers a higher return on their savings, an increase of 70 basis points (up to $500,000 per customer). For Australians aged 65 years and over the rate will be 2% p.a. for eight months (up to $500,000 per customer). Effective Friday 27 March 2020. • • • In addition, Westpac has announced a $10 billion home lending fund to support the economy by assisting more Australians into home ownership. “The comprehensive measures announced by the RBA and APRA yesterday provide a genuine economic stimulus by reducing uncertainty and allowing us to continue to support customers with confidence,” Mr King said. Mr King said the bank is also strengthening its support measures for small business and personal customers. “We recognise it is an unsettling time for many Australians and we want our customers to know we’re here to support them.”

Westpac GROUP

Support for Business Customers

- 200 basis point reduction on overdrafts for new and existing customers.
- 100 basis point interest rate reduction for small business cash-based loans.
- Small business customers having cash flow issues can defer principal and interest repayments of business term loans for six months.
- Merchant terminal rental fee waivers for up to three months.
- Helping small and medium businesses take advantage of the increased instant asset write-off and accelerated depreciation provisions in the Federal Government stimulus package with no establishment fees for equipment finance loans until the end of June 2020.

Support for Consumers

- New 2.29% p.a. Fixed Home Loan rate on one, two and three year terms for owner occupied customers on principal and interest repayments with a Premier Advantage Package, effective Friday 27 March.
- Westpac customers who have lost their job or suffered loss of income as a result of COVID-19 should contact us for three months deferral on their home loan mortgage repayments, with extension for a further three months available after review.
- Term Deposit special offer of 1.7% p.a. interest for 12 months for all Australians (up to $500,000 per customer). Available online and in-branch. For Australians aged 65 years and over the rate will be 2% p.a. for eight months (up to $500,000 per customer). Customers can choose to have interest paid monthly to provide them with regular income.
- Nationwide plan to help elderly customers access telephone and internet banking: specialist call centre available to help people register for and use telephone and online banking.

More information about our support package is available in the attached overview.

"As Australia's oldest bank, we have a long history of helping customers and communities through times of uncertainty and we are using this experience to put the plans and processes in place to support our business and retail customers through the challenges ahead," Mr King said.

Customers who would like more information on today's announcement as well as our hardship packages are encouraged to contact their local branch or call Westpac Customer Care on 132 558, or visit westpac.com.au.

For more information, please contact:

David Lording
Westpac Media Relations
P: 0419 683 411
E: westpacmediarelations@westpac.com.au

This document has been authorised for release by Tim Hartin, Group Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

bankSA st.george BT RAMS Bank of Melbourne

WESTPAC COVID-19 CUSTOMER HELP PACKAGE A helping hand for our customers Help for home loan customers • $10 billion home lending commitment: Westpac pledges to play its part to keep the property market and economy moving with $10 billion available to support more Australians into their next home. • Reduced Fixed Home Loan Rates: A 2.29% p.a. fixed rate home loan for one, two and three years for owner occupied customers on principal and interest repayments with a Premier Advantage Package, effective Friday 27 March. Repayment relief for home loan customers1: Westpac customers who have lost their job or suffered loss of income as a result of COVID-19 should contact us for three months deferral on their home loan mortgage repayments with extension for a further three months available after review. Help for deposit and transaction account customers • • Term Deposit special offer of 1.7% p.a. interest for 12 months for all Australians: special rate with interest paid monthly to provide customers a higher return on their savings (up to $500,000 per customer). Available online and in-branch. For Australians aged 65 years and over the rate will be 2% p.a. for eight months (up to $500,000 per customer). Effective Friday 27 March 2020. Customers can choose to have interest paid monthly to provide them with regular income. • Nationwide plan to help elderly customers access telephone and internet banking: specialist call centre available to help people register for and use online banking. Tailored help for small businesses • 200 basis point reduction on overdrafts for new and existing customers, effective Monday 6 April 2020. • 100 basis point interest rate reduction for small business cash-based loans, effective Monday 6 April 2020. Repayment relief for small business customers2: Westpac small business customers who need help to manage their cash flow can defer principal and interest repayments of business term loans for six months. • • Merchant terminal rental fee waivers for up to three months. • Helping small and medium businesses take advantage of the increased instant asset write-off and accelerated depreciation provisions in the Federal Government stimulus 1 Interest capitalised 2 Interest capitalised. Customers will be available to opt-in to this offer online from Monday 23 March 2020. 1 package with no establishment fees for equipment finance loans until the end of June 2020. • Additional help already available to small business customers who are impacted by recent disasters and are experiencing hardship - - - - Deferred payments for Business credit cards for a period of at least three months Fee free redraws Restructuring and consolidating loans Termination of a term deposit without the interest rate adjustment 2